

R M S

S_____ 18000948

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

L PAC Received FEB 27 2018 WASH, D.C.

SEC FILE NUMBER
8- 53097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/17___ AND ENDING___12/31/17___

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

150 South Wacker Drive, Suite 3100

(No. and Street)

Chicago   IL   60606

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald E. Suter   312-499-8500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker Drive   Chicago   IL   60606

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Donald E. Suter_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____M3 Capital Partners LLC_____ , as
of ____December 31_____, 20_17___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/22
```

_____
Signature

Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2017

	Page(s)
Report of Independent Registered Public Accounting Firm	1-2
Consolidated Financial Statements	
Consolidated Statement of Financial Position	3
Consolidated Statement of Operations and Comprehensive Income	4
Consolidated Statement of Changes in Equity	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7-14
Supplemental Schedules	
Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934	16
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	17



Report of Independent Registered Public Accounting Firm

To Board of Directors and Members

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of M3 Capital Partners LLC and its Subsidiaries (the "Company") as of December 31, 2017, and the related consolidated statements of operations and comprehensive income, of changes in equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since 2002.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2017

Assets

Cash and cash equivalents	$ 49,605,397
Accounts receivable	18,525,672
Investments, at fair value (cost of $120,626,491)	131,554,552
Fixed assets, net of accumulated depreciation	987,639
Notes receivable from employees/members	1,541,535
Prepaid assets	636,194
Other assets	511,933
Total assets	$ 203,362,922

Liabilities and Equity

Liabilities

Accrued compensation and other accrued expenses	$ 33,435,631
Deferred compensation payable	130,893,002
Long-term liabilities	304,595
Total liabilities	164,633,228

Equity

Members' capital	38,584,496
Accumulated other comprehensive loss	(527,417)
Total members' equity	38,057,079
Noncontrolling interest in subsidiaries	672,615
Total equity	38,729,694
Total liabilities and equity	$ 203,362,922

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income
Year Ended December 31, 2017

Revenues

Financial advisory fees	$ 14,252,614
Management fees	10,050,353
Incentive fees	8,110,128
Reimbursement income	31,747,997
Dividend income	7,408,515
Realized and unrealized appreciation on investments	6,440,700
Other income	1,062,300
Total revenues	79,072,607

Expenses

Payroll and related costs	40,502,535
Deferred compensation	19,455,967
Professional fees	2,056,428
Occupancy costs	1,600,310
Travel and entertainment	2,530,652
Marketing and presentation costs	329,260
Office expenses	907,225
Insurance expense	136,195
Recruitment	274,790
Depreciation	276,334
Industry databases and publications	431,061
Regulatory fees and expenses	66,994
Other expenses	7,774,059
Total operating expenses	76,341,810
Net income before income taxes	2,730,797
Income taxes	(297,280)
Net income	2,433,517
Net income attributable to noncontrolling interests in subsidiaries	(45,172)
Net income attributable to members	2,388,345

Other comprehensive income

Foreign currency translation adjustments	417,371
Comprehensive income	$ 2,805,716

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Equity
December 31, 2017

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Subsidiaries	Total Equity
Balance at December 31, 2016	$ 36,196,026	$ (944,788)	$ 636,452	$ 35,887,690
Net income	2,388,345	-	45,172	2,433,517
Distributions	-	-	(43,142)	(43,142)
Capital contributions	125	-	36,388	36,513
Redemptions	-	-	(17,503)	(17,503)
Foreign currency translation adjustments	-	417,371	15,248	432,619
Balance at December 31, 2017	$ 38,584,496	$ (527,417)	$ 672,615	$ 38,729,694

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 2,433,517
Adjustments to reconcile net income to net cash flows used in operating activities	
Depreciation expense	276,334
Loss on disposal of fixed assets	1,931
Realized and unrealized appreciation on investments	(6,440,700)
Increase in accounts receivable	(5,631,896)
Increase in prepaid and other assets	(67,434)
Decrease in accrued compensation and other accrued expenses	(4,368,771)
Increase in deferred compensation liability	6,978,737
Decrease in long-term liabilities	(75,622)
Net cash flows used in operating activities	(6,893,904)
Cash flows from investing activities	
Purchases of fixed assets	(150,462)
Sales of investments in real estate private equity funds	2,412,913
Purchases of investments in real estate private equity funds	(1,000,410)
Returns of capital from investments in real estate private equity funds	297,255
Notes issued to employees/members	(1,435,949)
Repayments of notes from employees/members	8,000
Net cash flows provided by investing activities	131,347
Cash flows from financing activities	
Issuance of units	125
Payment of accrued distributions	(1,437,754)
Capital contributions by noncontrolling interests in subsidiaries	36,388
Distributions to noncontrolling interests in subsidiaries	(43,142)
Redemptions of noncontrolling interests in subsidiaries	(17,503)
Net cash flows used in financing activities	(1,461,886)
Effect of exchange rate changes on cash balance	429,508
Net decrease in cash and cash equivalents	(7,794,935)
Cash and cash equivalents	
Beginning of year	57,400,332
End of year	$ 49,605,397
Supplemental cash flow information	
Income tax refunds received during the year, net of payments	$ 60,617
Supplemental disclosure of noncash activities	
Write off of depreciated fixed assets	$ 313,569
Investments in real estate private equity funds (refer to note 3)	$ 2,304,275
Non-cash deferred compensation (refer to note 3)	$ 2,304,275

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2017

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has an office in Chicago. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. Atrium Finance GmbH, now known as Flins Capital Partners GmbH ("Flins GmbH") was established in Munich as a subsidiary of M3, and provides sub-advisory services in managing a real estate based private equity fund. M3 has formed other subsidiaries to hold minority stakes in these various real estate private equity funds, and these subsidiaries are owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions. Cash and cash equivalents have no restrictions or credit issues. Money market funds are considered to be Level 1 securities.

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities, including reimbursable expenses. The receivables are recorded when the related revenue is earned. Given the nature of these receivables, the amounts recorded on the consolidated statement of financial position approximate fair value. The receivables are reviewed periodically for potential impairment.

Investments
The Company's investments are comprised of interests in real estate private equity funds, the primary focus of which is generally to invest in or alongside product focused real estate operating companies located in the United States and internationally. These interests typically have redemption restrictions, which may include specified redemption windows and/or approval by all fund investors. In accordance with GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment. A portion of such investments was received in settlement of incentive fees earned by the Company, as described in note 3.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Notes Receivable from Employees/Members
Notes receivable from employees/members have interest rates ranging from 1.12% to 2.50%. Repayment dates range from 2021 to 2026.

Liabilities
Expenses are accrued when they are reasonably estimable.

Revenue Recognition
Financial advisory fees are recognized by the Company pursuant to the applicable agreement, generally upon the closing of the individual security issuance or upon completion of specified tasks. Management fees are accounted for on an accrual basis. In addition, the Company may earn incentive fees which are recognized when fixed and determinable. Dividends received on investments are recognized as income on the ex-dividend date.

Reimbursable Expenses
Expenses which are reimbursed by customers are recorded as reimbursement income in the consolidated statement of operations and comprehensive income.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of Euro, British pounds sterling, Hong Kong dollars, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Related Party Transactions**

EIA
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2017, EIA earned approximately $6.6 million in management fees. In 2017, EIA also earned expense reimbursements of approximately $16.6 million, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2017, approximately $5.9 million due from the real estate private equity funds to EIA is included in accounts receivable on the consolidated statement of financial position.

Everview Capital Partners (HK) Limited
Everview Capital Partners (HK) Limited ("Everview") is a subsidiary of one of the real estate private equity funds managed by EIA. M3 HK Ltd. earned expense reimbursements of approximately $3.5 million from Everview, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2017, $982,639 due from Everview is included in accounts receivable on the consolidated statement of financial position.

Flins GmbH
Flins GmbH is a sub-advisor to a real estate private equity fund, in which M3 is a minority investor through its subsidiary entities. In relation to this arrangement, in 2017, subsidiaries of M3 earned approximately $3.4 million in management fees, expense reimbursements of $65,625, and other income of $429,646 which are included in the consolidated statement of operations and comprehensive income. As of December 31, 2017, $143,192 of this income was due from the real estate private equity fund and is included in accounts receivable, while $124,886 of prepaid management fees is included in other accrued expenses on the consolidated statement of financial position.

M3
Included in accounts receivable on the consolidated statement of financial position is $2,081,663 of tax payments made on behalf of certain members.

Incentive Fees
Incentive fees for managing real estate private equity funds are recognized when fixed and determinable. The annual incentive fee payable in cash by a fund (the "Atrium Fund") managed by a subsidiary of the Company is based on the net distributable cashflow of the Atrium Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to investors in the Atrium Fund. An estimated incentive fee of $1.9 million from the Atrium Fund was recognized by the Company during 2017 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position.

The annual incentive fee payable by a fund (the "Evergreen Fund") managed by EIA is based on the operating-income distribution yield of the Evergreen Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to the Evergreen Fund's majority investor. Under the terms of the Evergreen Fund's LLC Agreement, incentive fees are paid

through the issuance of units in the Evergreen Fund ("Retained Units"). Such units are redeemable at issuance for cash upon prior notification and then on an annual basis at specified redemption dates.

Corresponding units which are indexed to the value of outstanding Retained Units (the "Tracking Units") entitle their holders to any corresponding income distributions which the Retained Units receive from the Evergreen Fund. Retained Units and Tracking Units were first issued in 2015 in connection with an incentive fee payout, and further issuances of both are expected as future incentive fees are paid by the Evergreen Fund. Tracking Units will be redeemed and settled in cash by the Company either upon termination of employment, or on specified annual dates when liquidity is offered. The Retained Units are reflected in investments, and the corresponding Tracking Units are reflected in deferred compensation payable on the consolidated statement of financial position. Ongoing changes in fair value of the Retained Units are recorded as realized and unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. Equivalent offsetting changes in the fair value of the Tracking Units and distributions of income are recorded as deferred compensation in the consolidated statement of operations and comprehensive income.

In 2017, an annual incentive fee previously accrued by the Company of approximately $5.3 million was paid by the Evergreen Fund. The Company elected to receive payment through a combination of approximately $3.0 million of units redeemed for cash and $2.3 million of Retained Units. The Company elected to retain approximately $2.9 million of cash, and the balance of $2.4 million was distributed to members and employees of the Company in recognition of the services provided by such personnel. This was accomplished by distributing the remaining $.1 million of cash and issuing approximately $2.3 million of Tracking Units.

An estimated incentive fee of $6.2 million from the Evergreen Fund was recognized by the Company during 2017 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position. The Company expects to receive this incentive fee in 2018, and may elect to receive either cash or units in the Evergreen Fund as consideration. As of the date of the consolidated financial statements, the Company expects to distribute this fee amount to members and employees similar to the incentive fee received in 2018, as described above. As such, the amount is included in deferred compensation expense in the consolidated statement of operations and comprehensive income, as well as in deferred compensation payable on the consolidated statement of financial position.

4. **Strategic Agreement**

In January 2016, a strategic agreement (the "Agreement") was entered into between M3 HK Ltd. and an existing financial advisory client (the "Strategic Client") based in Singapore, for the provision of services by M3 HK Ltd. and its affiliates to act exclusively to provide financial advisory services to the Strategic Client. The Company also continues to provide financial advisory services to other clients. The Company receives fees from the Strategic Client for the provision of its services under the Agreement which are comprised of annual fees and success fees. Additionally, in consideration of the Strategic Client engaging M3 HK Ltd. and its affiliates on an exclusive basis, the Company may pay an annual amount ("Annual Payment") to the Strategic Client, which is calculated based on the net profits of the financial advisory business of the Company. The initial term of the Agreement expires on December 31, 2020.

Under the terms of the Agreement, the Company has accrued $5,701,046 as the Annual Payment due to the Strategic Client, which is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and in other expenses in the consolidated

statement of operations and comprehensive income. The Company has also accrued $3,333,199 due to the Strategic Client as a fee discount calculated pursuant to the terms of the Agreement. This amount is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and as a reduction to financial advisory fees in the consolidated statement of operations and comprehensive income.

5. **Compensation Plans**

The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $426,507 during 2017, which is included in payroll and related costs in the consolidated statement of operations and comprehensive income.

6. **Fixed Assets**

Fixed assets consisted of the following as of December 31, 2017:

Computer equipment and software	$ 862,560
Office furniture and equipment	911,636
Leasehold improvements	1,501,886
Accumulated depreciation	(2,288,443)
Total fixed assets, net of accumulated depreciation	$ 987,639

7. **Commitments and Contingencies**

The Company has entered into various lease agreements for office space. Future minimum lease payments are as follows:

Years ended December 31,	
2018	$ 1,029,628
2019	870,161
2020	926,125
2021	412,592
2022	256,821
	$ 3,495,327

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2017, the Company has a deferred rent liability of $156,349, which is reflected in long-term liabilities on the consolidated statement of financial position.

The Company has made capital commitments of $6.45 million and 900,000 Euros (equivalent to $1,081,325 as of December 31, 2017) to related-party real estate private equity funds. As of December 31, 2017, $4,516,861 of these commitments had been contributed to the funds and is included in investments on the consolidated statement of financial position. During 2017, $1,000,410 was called and contributed to the funds, as reflected on the consolidated statement of cash flows.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the

normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

8. **Income Taxes**

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd., M3 Ltda., Flins GmbH and other subsidiaries situated in Luxembourg are subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2017 statutory UK tax rate applicable to M3 Ltd. was 19.25% (20% through March 31, 2017 and 19% thereafter), while the Hong Kong statutory tax rate applicable to M3 HK Ltd. was 16.5%, the Brazilian statutory rate applicable to M3 Ltda. was 34%, the German statutory rate applicable to Flins GmbH was 32.975% and the Luxembourg statutory rate applicable to subsidiaries situated in Luxembourg was 27.08%.

Total income tax expense for the taxable subsidiaries of M3 was $297,280 for the year ended December 31, 2017. This is comprised of current income tax expense of $305,759 and deferred income tax benefit of $8,479. The deferred income tax expense is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2017, an accrual for income taxes of $193,271 is included in other accrued expenses, an accrued refund of $55,385 is included in accounts receivable, and a deferred tax asset of $1,198,765 and an offsetting valuation allowance of $1,089,751 are reflected in other assets on the consolidated statement of financial position. The valuation allowance relates entirely to Flins GmbH, which has incurred cumulative losses to date. While the Company remains committed to its operations at Flins GmbH, it is uncertain whether the deferred tax asset will be realizable.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions).

9. **Reserve Requirements and Net Capital Requirements**

M3 is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act, which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2017, M3 had net capital of $7,099,303 which exceeded required net capital by $6,366,519.

M3 Capital Partners LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2017

M3 claims exemption under Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act Reserve Requirements.

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$ 203,362,922	$ 154,314,093	$ 49,048,829
Total liabilities	164,633,228	153,641,478	10,991,750
Total equity	38,729,694	672,615	38,057,079

The Company's investments in and receivables from subsidiaries of $28,099,973 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2017, M3 LLP had capital resources of 4.5 million pounds sterling, which exceeded its capital resources requirement by 2.4 million pounds sterling (equivalent to $6.1 million and $3.2 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2017, M3 HK Ltd. had capital resources of 29.2 million Hong Kong dollars, which exceeded its capital resources requirement by 22.8 million Hong Kong dollars (equivalent to $3.7 million and $2.9 million U.S. dollars, respectively).

10. Fair Value Measurements

Investments
The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

In accordance with GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' managers based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of NAV, as determined by the funds' managers, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV. As of December 31, 2017, $131,554,552 of investments in real estate private equity funds are included on the consolidated statement of financial position.

Deferred Compensation
The Company recognizes increases/decreases in deferred compensation expense based upon the performance of investments in real estate private equity funds, due to the fact that Tracking Units (refer to note 3) issued to employees/members are indexed to the performance of certain

investments in real estate private equity funds. The performance of the investments is measured at fair value in accordance with fair value measurements information described above.

During the annual redemption period, approximately $2.4 million of Retained Units and corresponding Tracking Units were redeemed at NAV. The redemption event resulted in the realization of approximately $7,500 of loss upon sale.

11. Subsequent Events

The Company has evaluated all subsequent events through the issuance of these consolidated financial statements on February 23, 2018 and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these consolidated financial statements and the notes thereto.

Supplemental Schedules

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934
December 31, 2017

Schedule I

Net capital

Total equity	$ 38,729,694
Noncontrolling interests in subsidiaries	(672,615)
Ownership equity not allowable	(125)
Investments in and receivables from subsidiaries	(28,099,973)
Other nonallowable assets	(2,689,267)
Net capital before haircut	7,267,714
Haircut on securities	(168,411)
Net capital	7,099,303
Aggregate indebtedness (AI)	10,991,750

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	732,784
Excess net capital	6,366,519
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 6,000,128
Percentage of aggregate indebtedness to net capital	154.83%

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on January 25, 2018 on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2017   Schedule II

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors

We have reviewed M3 Capital Partners LLC's assertions, included in the accompanying M3 Capital Partners LLC's Exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2018

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

M3 Capital Partners LLC's Exemption Report

M3 Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

M3 Capital Partners LLC

I, Don Suter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Principal, Chief Executive Officer
February 23, 2018



pwc

Report of Independent Accountants

To the Board of Directors and Management:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M3 Capital Partners LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M3 Capital Partners LLC for the year ended December 31, 2017, solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the sum of the Total revenue amounts reported on line 9 of the Statement of Income (Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2017 to the Total revenue amount of $7,703,891 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.
2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deduction on line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $7,703,891 to the sum of general ledger account numbers 64204201, 64204202, 64104300, 64104301, 64104302, 64108825, 66004400, 66004412, and 66004449 of M3 Capital Partners LLC that represented revenue related to unregistered investment contracts related to real estate partnerships, noting no differences.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.
4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior year ended December 31, 2016, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



pwc

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*****998****************ALL FOR AADC 606
53097   FINRA   DEC
M3 CAPITAL PARTNERS LLC
ATTN AMY MOSNY CONTROLLER
150 S WACKER DR STE 3100
CHICAGO, IL 60606-4224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Mosny 312-499-8556

2. A. General Assessment (item 2e from page 2) — $ 0

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (0)

   Date Paid
   C. Less prior overpayment applied — (150)

   D. Assessment balance due or (overpayment) — (150)

   E. Interest computed on late payment (see instruction E) for _0_ days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ (150)

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 0

   H. Overpayment carried forward — $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February , 20 18 .

Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,703,891

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

        All revenues relate to unregistered investment contracts   7,703,891
    (Deductions in excess of $100,000 require documentation) related to real estate partnerships.

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   7,703,891

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 $ 0

                                                    (to page 1, line 2.A.)